Cumberland Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the six month period ended June 30, 2005

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) provides a detailed analysis of the business of Cumberland Resources Ltd. (“Cumberland” or the “Company”) and compares its financial results for the three and six month periods ended June 30, 2005 to the same periods in the previous year.  This MD&A should be read in conjunction with the Company’s annual MD&A for the year-ended December 31, 2004 and the Company’s unaudited interim financial statements for the three and six month periods ended June 30, 2005.  The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars.  The Company reports its financial position, results of operations and cash-flows in accordance with Canadian generally accepted accounting principles.  This MD&A is made as of August 10, 2005.

This MD&A contains certain statements which may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States.  Forward-looking statements include, but are not limited to, statements regarding completion of mine feasibility studies, mine development programs, mineral resource estimates and statements that describe the Company’s future plans, objectives or goals.  Forward-looking statements involve various known and unknown risks and uncertainties, which may cause actual results, performance and achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such statements.   As a result, readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their respective dates.  Important factors that could cause actual results to differ materially from the Company’s expectations include results of project feasibility studies and mine permitting activities, future gold prices, future prices of fuel, steel and other construction items, as well as other risk factors described under the heading “Risk Factors” in the Company’s most recent Annual Information Form.

Additional information relating to Cumberland, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com.

Table of Contents

1.

Summary of Recent Activities

2.

Review of Financial Results

3.

Liquidity and Capital Resources

4.

Financial Outlook

5.

Disclosure of Outstanding Share Data

1. SUMMARY OF RECENT ACTIVITIES

In the first quarter of 2005 the Company announced the results from the Feasibility Study (“Study”) on the Company’s 100% owned Meadowbank Gold Project located in Nunavut, Canada.  The results of the Study are summarized in the Technical Report prepared by AMEC Americas Ltd. in accordance with National Instrument 43-101 and filed on SEDAR on March 31, 2005.  The Study incorporates improvements to the Meadowbank mine model as a result of a re-design completed in 2004 by the Company and the study manager, AMEC, including increased annual production and mill throughput, changes to open pit scheduling, and a proposed 102 km conventional access road to connect the project to the community of Baker Lake.

The Study outlines a conventional open-pit gold mine and assumes a gold price and exchange rate of US$400 per ounce and US$0.75 per Cdn $1.00 respectively and full equity financing.  Additional financial projections reflected in the Study include:

Meadowbank Gold Project Feasibility*

Proven and Probable Mining Reserves (contained ounces)	2.8 million
Average Life of Mine Annual Production	315,000 ounces
Average Life of Mine Recovery Rate	93.5%
Mine Life	8.3 years
Average Cash Production Cost (per Ounce)	US$224
Payback Period	4.0 years
Total Pre-production Capital	US$227 million
Pre-tax Internal Rate of Return After-tax Internal Rate of Return	14.3% 10.7%
Pre-tax Net Present Value @ 0% After-Tax Net Present Value @ 0%	US$174 million US$115 million

The mineral resource estimate in the Study identified measured and indicated resources** of 3,326,000 ounces and an additional inferred resource** of 474,000 ounces.  The following proven and probable open pit reserves are a subset of the mineral resource estimate:

Meadowbank Gold Project Open Pit Mining Reserves (Proven and Probable)***

Open Pit	Ore (t)	Au Grade (g/t)	Contained Ounces
Portage	11,180,000	4.27	1,534,000
Vault	8,469,000	3.18	866,000
Goose	2,247,000	5.09	368,000
Total		3.93	2,768,000

In July 2005, the Company reported results from its Phase I drill program at Meadowbank which consisted of 7,300 metres of diamond drilling at the Goose Island deposit, the Goose Island South target and the PDF deposit.  The results of the drilling at the Goose Island deposit are expected to improve the quality and size of the Goose Island resources and reserves.  The Phase II Meadowbank exploration program has now commenced and consists of the evaluation of a number of targets through prospecting, till sampling and geophysical surveys.  The Phase II program also includes 2,000 metres of diamond drilling planned for the area north of the proposed Portage open pit.  The Company has also recently commenced construction of an airstrip at Meadowbank to improve access to the property in support of ongoing exploration programs.

The development of the Meadowbank Project is being reviewed by the Nunavut Impact Review Board (“NIRB”) as provided under the Nunavut Land Claims Agreement.  The NIRB has reviewed the Company’s Draft Environmental Impact Study and, in May 2005, advanced the project from a conformity review to a technical review.  The Company participated in pre-hearing conferences with the NIRB in June 2005.  In July 2005, the Company announced that it had received the NIRB’s Pre-Hearing Decision Report.  This report provides technical direction for completion of the Final Environmental Impact Statement (“Final EIS”) and the Company anticipates submission of the Final EIS in the fall of 2005.  The Final EIS will include responses to matters raised through the NIRB review period.  The Company also announced in July, 2005 that it will commence formal discussions and negotiations with the Kivalliq Inuit Association relating to the Inuit Impact Benefit Agreement in early August, 2005.  The Company believes that the permitting process is substantially on track for completion in the first quarter of 2006.

The engineering and construction schedule for the project assumes that all necessary NIRB approvals and licenses are obtained in early 2006 allowing shipping of equipment and supplies in the 2.5 month 2006 shipping season (mid-July to late September).  Construction of the access road from Baker Lake to the Meadowbank site would commence in the fall of 2006. Upon completion of the access road a mine construction period of 18 months is required with production commencing in mid-2008.

In June 2005, the Company has awarded a pre-arranging advisory mandate to SG Corporate & Investment Banking (“SG CIB”) (a division of Societe Generale Group) to act as exclusive financial advisor in connection with debt financing of the Meadowbank project.  Pursuant to the mandate, SG CIB will arrange for a syndicate of financial institutions as prospective underwriters and arrangers of the debt financing of the Meadowbank project.  SG CIB will also appoint an independent engineer to perform a technical audit of the project feasibility study, on behalf of potential lenders.

Cumberland also holds a 22% interest (carried to production) in the Meliadine West gold project located in Nunavut Territory.  Comaplex Minerals Corp. is the operator of the Meliadine West gold project.  Comaplex announced a new resource estimate for the Tiriganiaq deposit in March 2005.  In addition, Comaplex has announced that it will conduct an approximate 16,000 meter drill program at Meliadine West in 2005.

Cautionary Note to U.S. Investors concerning estimates of Proven and Probable Reserves - The estimates of mineral reserves described in this MD&A have been prepared in accordance with Canadian National Instrument 43-101.  The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7.  Accordingly, the Company’s disclosure of mineral reserves in this MD&A may not be comparable to information from U.S. companies subject to the SEC’s reporting and disclosure requirements.

Cautionary Note to U.S. Investors concerning estimates of Indicated Resources – This MD&A uses the term “indicated” resources. We advise US Investors that while that term is recognized and required by Canadian regulations, the SEC does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources – This MD&A uses the term “inferred” resources. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an Inferred Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

* Meadowbank Feasibility Study (First Quarter 2005) – The feasibility study incorporates improvements to the mine model as a result of a re-design completed in 2004 by the Company and the study manager, AMEC Americas Ltd. (“AMEC”).  The results from the Study are summarized in a Technical Report, dated March 31, 2005, prepared by AMEC in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101.  Construction scheduling and capital cost estimation has been prepared by Merit International Consultants Inc. Metallurgical and process test work was completed by SGS Lakefield Research Ltd.  Process design was completed by International Metallurgical and Environmental Inc. and AMEC.  Supporting geotechnical engineering, hydrogeological and geochemical studies were completed by Golder Associates Ltd.  Assumptions include a long term gold price of US$400/oz. and an exchange rate of US$0.75 per Cdn$1.00.

** Meadowbank Gold Resources (First Quarter 2005) - The resource estimates were prepared in conformance with the requirements set out in NI 43-101 under the direction of Mr. Steven J. Blower, P. Geo., of AMEC Americas Limited, who is an independent Qualified Person as defined by NI 43-101.

*** Meadowbank Gold Reserves (First Quarter 2005) - The open pit mining reserves have been prepared for the Study in accordance with NI 43-101.  Mr. Mark Pearson, P.Eng, Principal Mining Engineer with AMEC Americas Limited is the independent Qualified Person responsible for preparation of stated reserves.

2. REVIEW OF FINANCIAL RESULTS

a) Critical Accounting Policies and Estimates

The Company’s significant accounting policies are disclosed in Note 2 of the Company’s annual financial statements for the year ended December 31, 2004.  There have been no changes to the Company’s significant accounting policies in 2005.

The following is a discussion of the critical accounting policies and estimates which management believes are important for an understanding of the Company’s financial results:

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

Exploration and development of mineral property interests

Exploration costs are expensed as incurred.  Development costs are expensed until it has been established that a mineral deposit is commercially mineable and a production decision has been made by the Company to implement a mining plan and develop a mine, at which point the costs subsequently incurred to develop the mine on the property are capitalized until mining operations commence.

As at June 30, 2005 the Company had not yet made a positive production decision on any of its mineral properties and therefore all development costs have been expensed in 2005.

The Company capitalizes the cost of acquiring mineral property interests, including undeveloped mineral property interests, until the viability of the mineral interest is determined.  Capitalized acquisition costs are expensed if it is determined that the mineral property has no future economic value.  Exploration stage mineral interests represent interests in properties that are believed to potentially contain (i) other mineralized material such as measured, indicated or inferred resources with insufficient drill hole spacing to qualify as proven and probable mineral reserves and (ii) other mine-related or greenfield exploration potential that are not an immediate part of measured or indicated resources.  The Company’s mineral rights are generally enforceable regardless of whether proven and probably reserves have been established. The Corporation has the ability and intent to renew mineral rights where the existing term is not sufficient to recover undeveloped mineral interests.

Capitalized amounts (including capitalized development costs) are also written down if future cash flows, including potential sales proceeds, related to the mineral property are estimated to be less than the property’s total carrying value.  Management of the Company reviews the carrying value of each mineral property periodically, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  Reductions in the carrying value of a property would be recorded to the extent that the total carrying value of the mineral property exceeds its estimated fair value.

Site closure costs

Accrued site closure costs relate to the Company’s legal obligation to remove exploration equipment and other assets from it’s mineral property sites in Nunavut and to perform other site reclamation work.  Although the ultimate amount of future site restoration costs to be incurred for existing exploration interests is uncertain, the Company has estimated the fair value of this liability to be $463,105 at June 30, 2005 based on the expected payments of $1,081,404 to be made primarily in 2017, discounted at interest rates of 8.5% or 10.0% per annum.

Accounting for stock-based compensation

The Company accounts for stock option awards granted to employees and directors under the fair value based method.  The fair value of the stock options at the date of grant is calculated using a Black-Scholes option pricing model and then amortized over the vesting period, with the offsetting credit to contributed surplus.  If the stock options are exercised, the proceeds are credited to share capital.

b) Results of Operations

Three and six month periods ended June 30, 2005 compared to 2004

The Company incurred a net loss of $3.9 million ($0.07 per share) in the second quarter of 2005 compared to $4.2 million ($0.08 per share) in the second quarter of 2004.  This decrease in net loss is primarily due to the reduction in exploration costs as a result of the completion of infill drilling at Meadowbank in 2004.  This reduction was partially offset by a second quarter stock-based compensation expense and lower gains from the sale of investments.

The Company’s net loss for the six month period ended June 30, 2005 was $4.3 million ($0.08 per share) compared to $5.5 million ($0.10 per share) for the same period in 2004.  This decrease in net loss is primarily due to a reduction in exploration and development costs resulting from completion of infill drilling at Meadowbank in 2004 and the completion of the Meadowbank feasibility study in the first quarter of 2005.  This reduction was partially offset by a second quarter stock-based compensation expense and lower gains from the sale of investments.

In the second quarter of 2005 the Company incurred exploration and development costs at Meadowbank of $2.5 million compared to $3.9 million in the second quarter of 2004.  The reduction in Meadowbank project costs was a result of the completion of infill drilling in 2004 and the completion of the feasibility study in early 2005.

For the six month period ended June 30, 2005, the Company incurred exploration and development costs at Meadowbank of $3.6 million compared to $6.0 million for the same period in 2004.  The reduction in Meadowbank project costs over this period was primarily due to the completion of infill drilling in 2004 and the completion of certain environmental studies and engineering consulting services related to the feasibility study.

In January 2005 and January 2004, the Company received the annual $0.5 million option payment from the operator of the Meliadine West joint venture in accordance with the option agreement signed in 1995.  The Company had no operating revenues in the first six months of 2005 or 2004, as it had not commenced mining operations.

Interest revenue decreased to $0.22 million in the second quarter of 2005 from $0.24 million in the second quarter of 2004.  For the six month period ended June 30, 2005, interest revenue decreased to $0.44 million from $0.53 million for the same period in 2004.  These decreases were primarily due to the lower balance of cash and short-term investments in 2005 which resulted in lower interest income.  This effect was partially offset by higher average interest rates earned in 2005.

In the second quarter of 2005, the Company realized gains on sales of shares in Eurozinc Mining Corporation of $0.1 million compared to $0.5 million in the second quarter of 2004.  For the first six months of 2005, the Company realized gains of $0.8 million compared to $1.3 million for the same period in 2004.  The reduction in the gains on sales of investments primarily relates to the lower number of Eurozinc shares sold in the current year.

Stock-based compensation expense for the second quarter of 2005 increased to $0.9 million from $0.2 million in the second quarter of 2004.  For the first six months of 2005, stock-based compensation expense increased to $1.0 million compared to $0.4 million for the same period in 2004.  The increases in expense for the periods to June 30, 2005 are primarily due to the issuance of stock options in the second quarter of 2005 as opposed to the third quarter in 2004.

Other expenses for the second quarter of 2005, including general and administrative and corporate expenses, decreased to $0.7 million from $0.8 million in the second quarter of 2004.  For the first six months of 2005, other expenses decreased to $1.3 million from $1.5 million for the same period in 2004.  These decreases primarily relate to lower stock exchange listing fees, as well as reductions in legal expenses in the current year.

c) Summary of Quarterly Results

The table below sets out the quarterly results, expressed in thousands of Canadian dollars, for the past eight quarters:

	2005		2004				2003
	Second	First	Fourth	Third	Second	First	Fourth	Third

Option receipts	-	500,000	-	-	-	500,000	-	-
Other income	358,457	860,459	354,885	303,512	732,859	1,107,954	340,527	402,024

Exploration and development costs	(2,572,390)	(1,103,617)	(939,069)	(2,125,327)	(3,937,040)	(2,039,047)	(1,470,427)	(3,319,283)
Stock-based compensation	(939,518)	(92,287)	(194,272)	(1,276,206)	(204,845)	(224,690)	(810,562)	(125,600)
Other expenses	(699,087)	(617,044)	(557,591)	(554,831)	(760,328)	(717,507)	(576,326)	(652,359)

Net loss	(3,852,538)	(452,489)	(1,336,047)	(3,652,852)	(4,169,354)	(1,373,290)	(2,516,788)	(3,695,218)
Net loss per share	(0.07)	(0.01)	(0.02)	(0.07)	(0.08)	(0.03)	(0.05)	(0.08)

The majority of exploration costs are incurred in the second and third quarters of the fiscal year due to the seasonal weather conditions in Nunavut Territory.  Option receipts are received from the operator of the Meliadine West joint venture in the first quarter.

3. LIQUIDITY AND CAPITAL RESOURCES

The Company’s principal source of liquidity at June 30, 2005 is cash and cash equivalents and short-term investments of $33.4 million (December 31, 2004 - $37.1 million).  The majority of these amounts are invested in highly liquid Canadian dollar denominated investments in investment grade debt and banker’s acceptances, with maturities through March 7, 2006.  The counter-parties include the Canadian government and financial institutions.

The Company’s principal sources of cash during the first six months of 2005 were proceeds from the sale of investments ($0.8 million) and option receipts from the operator of the Meliadine West joint venture ($0.5 million).

In the first six months of 2005, the Company used $4.0 million of net cash in operating activities, primarily related to exploration, development and permitting costs on the Company’s 100% owned Meadowbank property.  An additional $0.4 million was incurred on capital expenditures, primarily related to construction of an airstrip at the Meadowbank camp.  The Company also spent $0.2 million on principal repayments of the capital lease obligations.

At June 30, 2005 the Company had working capital of $33.3 million compared to $37.0 million at December 31, 2004.

Commitments and contractual obligations

The Company has estimated future costs of $1.1 million (December 31, 2004 - $1.1 million) to be incurred primarily in 2017 related to the Company’s legal obligation to remove exploration equipment and other assets from its mineral property sites in Nunavut and to perform other site reclamation work.  The estimated fair value of this future obligation is accrued as a liability on the Company’s balance sheet in the amount of $0.5 million as at June 30, 2005.

The Company has a $0.6 million deposit at a financial institution that is serving as collateral for a letter of credit pledged in favour of the Kivalliq Inuit Association.  The deposit will be returned when the Company has satisfied its legal obligations with respect to site reclamation at the Meadowbank mineral property in Nunavut.

The Company has committed to use certain third party mobile equipment between 2005 and 2007. Whereas the ultimate commitment amount will depend on usage, the maximum commitment amount is approximately $4 million.

The Company has employment agreements in place with various key employees which establish compensatory terms, including annual salary, employee benefit entitlements and termination benefits.  Three of these agreements also provide for the payment of specific bonus amounts should certain financial and operating milestones with respect to the Meadowbank Project be attained in the future.  As at June 30, 2005, the estimated contingent payment with respect to such bonuses is approximately $1.2 million, none of which has been accrued.

The Company did not enter into any significant new operating or capital lease agreements in the first six months of 2005.  The Company has a contingent loan balance of approximately $15.9 million at June 30, 2005 (December 31, 2004 - $15.1 million).  This loan will be repaid only if commercial production at Meliadine West is achieved and will be paid only out of production cash flow (as defined in the joint venture agreement).

4. FINANCIAL OUTLOOK

The outlook for the Company is related to the successful permitting, development and exploitation of the Meadowbank Gold Project.  Assuming that all required permits are received and a final production decision is made by the Company with respect to Meadowbank, substantial long-term financing is required to develop the mine.   Currently, the Company anticipates that such financing would be derived from a combination of debt and equity financing.

The successful development and operation of a mine at Meadowbank will be dependent on, among other factors, the U.S. dollar price of gold as well as the U.S. dollar currency exchange rate relative to the Canadian dollar.  In addition, if the Company is able to partially finance the development of Meadowbank with long-term debt financing, the Company’s future profitability would likely be sensitive to market interest rates.

During the remainder of 2005, the Company plans to incur approximately $1.3 million in exploration costs at Meadowbank and an additional $1.9 million for environmental permitting, feasibility and engineering costs, and other Meadowbank development activities.  The Company expects to incur approximately $0.7 million in general and administrative costs and $1.4 million of other corporate expenses (consisting of insurance, public and investor relations and project financing costs) during the remainder of 2005.

The Company expects to have working capital of approximately $28 million as at December 31, 2005.

During 2005, the Company’s share of exploration costs on its joint venture interest in Meliadine West is once again being fully financed via the Company’s contingent non-recourse loan arrangement with the operator of the Meliadine West joint venture.  In order to maintain its entire interest, the joint venture operator is obligated to make a $1.5 million option payment to the Company on January 1, 2006 and for each year thereafter until commercial production is achieved.

As at June 30, 2005, the Company held 440,000 shares of Eurozinc Mining Corporation (Eurozinc) with a market value of $0.3 million, based on the quoted share trading price at quarter-end.  Subsequent to June 30, 2005 these shares were sold for cash proceeds of approximately $0.3 million.

5.  DISCLOSURE OF OUTSTANDING SHARE DATA

The following is a summary of changes in outstanding shares and stock options since June 30, 2005:

	Stock options outstanding	Common shares outstanding	Share capital $
Balance, June 30, 2005	4,383,628	54,973,941	112,404,856
Stock options expired	(146,628)	-	-
Balance, August 10, 2005	4,237,000	54,973,941	112,404,856